Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RESULTS OF ITS GENERAL MEETING

Tel-Aviv, Israel, October 1, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced the results of the General Meeting of its shareholders held September 30, 2013, in Bnei-Brak, Israel. At the meeting, Proposal No. 2 as set forth in EI’s proxy statement dated August 26, 2013, namely, the reelection of Mr. Zvi Tropp as one of the Company’s external directors, whose previous term has recently expired, was duly approved.

It is noted, further, that all the other items on the agenda of the meeting were withdrawn and were not tabled to the vote. Accordingly, the general meeting was classified as an Extraordinary General Meeting of Shareholders for the sole purpose of reelecting Mr. Zvi Tropp as aforesaid, and not as an Annual General Meeting. Items No. 1, 3 and 4 were removed from the agenda as such items contradicted the motion to approve the plan of arrangement with the holders of the Company's unsecured financial debt, as adjusted in accordance with the agreements reached between the Company and certain major noteholders, trustees and noteholders' representatives, that was filed with the Tel-Aviv District Court on September 18, 2013, inter alia, with respect to the nomination of new directors promptly following the consummation of the arrangement.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, that the Adjusted Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that Bank Hapoalim will not agree to join the Adjusted Arrangement on the terms proposed by the Company or at all, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il